EXHIBIT 99.2

Feldman Financial Advisors

1725 K Street, NW Suite 205

Washington, D.C. 20006

February 14, 2006

Confidential

Board of Directors

Oritani Savings Bank

370 Pascack Road

Washington Township, New Jersey 07676

Members of the Board:

This letter agreement (“Agreement”) describes the terms under which Feldman Financial Advisors, Inc. (“Feldman Financial”) will assist Oritani Savings Bank (“Oritani”) with the business plan (“Business Plan”) to be submitted to regulators in conjunction with Oritani’s minority stock offering. The services we will provide and our fees for this proposal are explained in this Agreement.

Description of Engagement

Under Oritani’s direction, we will prepare the text to be submitted in support of the Business Plan. We will prepare demographic, economic, or geographic data needed for the Business Plan. The Business Plan that we will provide will include the text and other information as required. We also will provide the financial projections and other financial information for the Business Plan. Our preparation of the Business Plan will be based on information Oritani provides to us regarding Oritani’s future business. After submission of the Business Plan and, as part of our services under this Agreement, we will be available to provide additional services in relation to the Business Plan, including assisting with preparation of your responses to questions or comments from the regulators while the regulators evaluate the Business Plan. Oritani will be responsible for final approval of the Business Plan and other information before submission to applicable regulators.

Fees and Expenses

Our professional fee for assisting with the development and submission of the Business Plan will be $20,000 and payable in three installments: (i) $5,000 retainer fee due upon acceptance and execution of this Agreement; (ii) $11,500 due upon filing the Business Plan with the applicable regulators; and (iii) $3,500 due upon Oritani’s satisfaction with the completed document. If, after submission of the Business Plan, further services are required of Feldman Financial by Oritani with respect to the Business Plan, Feldman Financial will perform such services at our

Board of Directors

Oritani Savings Bank

February 14, 2006

hourly rates that correspond to the attached fee schedule. This work, if required, will be capped at $5,000.00. In addition, we will invoice you for actual out-of-pocket expenses for data purchases, copying, express mail, travel, and other costs incurred in connection with providing the professional consulting services under this Agreement. Out-of-pocket expenses will not exceed $1,500 without Oritani’s prior approval.

Termination

Oritani may terminate this Agreement at any time by providing notice of such termination to Feldman Financial. The “Termination Date” shall be either: (i) the date oral notice of such termination is provided to Feldman Financial, as long as written notice is received within three business days thereafter, or (ii) if oral notice is not provided, the date Feldman Financial receives the written notice of termination.

In the event of termination prior to submission of the Business Plan, Oritani will pay Feldman Financial for all time incurred in preparing the Business Plan through the Termination Date at an hourly rate that corresponds with the aforementioned fee schedule. Such charges shall not exceed $20,000.00. In addition, Oritani will pay Feldman Financial for all expenses incurred through the Termination Date.

Financial Information and Confidentiality

Oritani will use its best efforts to assure Feldman Financial that Oritani will provide such information as Feldman Financial may reasonably request to prepare the Business Plan. Oritani acknowledges that in performing services hereunder, Feldman Financial will be relying on the information furnished by Oritani, and Oritani further acknowledges that Feldman Financial will not independently verify the accuracy and completeness of such information.

Oritani agrees that the intended use of the Business Plan is only for submission with the appropriate regulatory authorities and for other internal purposes. Oritani will not use the product of Feldman Financial’s services under this Agreement in any other manner, including references within a proxy statement or offering circular, without the express written consent of Feldman Financial.

Feldman Financial agrees to hold in confidence all information Oritani provides pursuant to this Agreement, other than information which is or becomes publicly available, unless such disclosure is approved by Oritani or otherwise required by law. Similarly, Oritani agrees to hold in confidence all information provided by Feldman Financial pursuant to this Agreement, other than information that is or

Board of Directors

Oritani Savings Bank

February 14, 2006

becomes publicly available, unless such disclosure is approved by Feldman Financial or otherwise required by law.

Sole Terms of Agreement

This Agreement embodies the sole terms of agreement between Oritani and Feldman Financial with respect to the engagement of Feldman Financial to prepare the Business Plan. This Agreement can be modified only if such modification is stated in writing and signed by both Oritani and Feldman Financial.

To indicate your acceptance of the terms in this Agreement, please sign below and return one original of this letter to me with a check for $5,000, such payment to be credited as the retainer fee.

Sincerely,

/s/ Trent R. Feldman
Trent R. Feldman
President

Attachment

AGREED AND ACCEPTED BY:

ORITANI SAVINGS BANK

By:	/s/ John M. Fields, Jr.
Title:	Chief Financial Officer
Date:	March 10, 2006